UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
STREAM GLOBAL SERVICES, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of class of securities)

378981104
(CUSIP number)

Roman A. Bejger, Esq.
c/o Providence Equity Partners L.L.C.
50 Kennedy Plaza, 18th Floor
Providence, RI 02903
USA
(401) 751-1770

Solomon M. Hermosura
c/o Ayala Corporation
33/F Tower One & Exchange Plaza
Ayala Avenue
Makati City, Metro Manila, Philippines 1226
+63 (2) 916-5670

COPY TO:

Michael E. Weisser, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8249

(Name, address and telephone number of person authorized to receive notices and communications)

November 7, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 378981104	Schedule 13D	Page 2 of 16 Pages

1.	NAME OF REPORTING PERSON: EGS DUTCHCO B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		THE NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	33,984,894 (See Items 4, 5 and 6)(1)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	33,984,894 (See Items 4, 5 and 6)(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,984,894 (See Items 4, 5 and 6)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		44.4% (1)
14.	TYPE OF REPORTING PERSON:		HC

(1) The number of shares included on this Amendment includes 13,460,624 shares of Common Stock owned directly by EGS Dutchco B.V. (“EGS Dutchco”) and 20,524,270 shares of Common Stock owned directly by NewBridge International Investment Ltd. (“NewBridge”).  As a result of the Stockholders Agreement (as described in Item 6 of the Schedule 13D), the Reporting Persons may be deemed to be a member of a “group” for purposes of Section 13(d) of the Act with Ares Corporate Opportunities Fund II, L.P. (“Ares”).  The Reporting Persons disclaim beneficial ownership as a “group” with Ares and disclaim beneficial ownership of the 36,085,134 shares of Common Stock reported as beneficially owned by Ares in its Amendment No. 6 to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2011 (the “Ares Schedule 13D”), and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  EGS Dutcho, NewBridge and Ares in the aggregate beneficially own 70,070,028 shares of Common Stock representing approximately 91.6% of the outstanding Common Stock. The percentage of class is calculated based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q (the “Q3 Quarterly Report”) for the quarterly period ended September 30, 2011 filed with the Commission on November 2, 2011.

CUSIP No. 378981104	Schedule 13D	Page 3 of 16 Pages

1.	NAME OF REPORTING PERSON: EGS LUXCO S.àr.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	33,984,894 (See Items 4, 5 and 6)(1)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	33,984,894 (See Items 4, 5 and 6)(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,984,894 (See Items 4, 5 and 6)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		44.4% (1)
14.	TYPE OF REPORTING PERSON:		HC
(1) The number of shares included on this Amendment includes 13,460,624 shares of Common Stock owned directly by EGS Dutchco and 20,524,270 shares of Common Stock owned directly by NewBridge.  As a result of the Stockholders Agreement (as described in Item 6 of the Schedule 13D), the Reporting Persons may be deemed to be a member of a “group” for purposes of Section 13(d) of the Act with Ares.  The Reporting Persons disclaim beneficial ownership as a “group” with Ares and disclaim beneficial ownership of the 36,085,134 shares of Common Stock reported on the Ares Schedule 13D as beneficially owned by Ares, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  EGS Dutcho, NewBridge and Ares in the aggregate beneficially own 70,070,028 shares of Common Stock representing approximately 91.6% of the outstanding Common Stock. The percentage of class is calculated based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011, as reported by the Issuer in its Q3 Quarterly Report.

CUSIP No. 378981104	Schedule 13D	Page 4 of 16 Pages

1.	NAME OF REPORTING PERSON: PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P. (IRS Identification No.: 20-8419018)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	33,984,894 (See Items 4, 5 and 6)(1)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	33,984,894 (See Items 4, 5 and 6)(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,984,894 (See Items 4, 5 and 6)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		44.4% (1)
14.	TYPE OF REPORTING PERSON:		PN

(1) The number of shares included on this Amendment includes 13,460,624 shares of Common Stock owned directly by EGS Dutchco and 20,524,270 shares of Common Stock owned directly by NewBridge.  As a result of the Stockholders Agreement (as described in Item 6 of the Schedule 13D), the Reporting Persons may be deemed to be a member of a “group” for purposes of Section 13(d) of the Act with Ares.  The Reporting Persons disclaim beneficial ownership as a “group” with Ares and disclaim beneficial ownership of the 36,085,134 shares of Common Stock reported on the Ares Schedule 13D as beneficially owned by Ares, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  EGS Dutcho, NewBridge and Ares in the aggregate beneficially own 70,070,028 shares of Common Stock representing approximately 91.6% of the outstanding Common Stock. The percentage of class is calculated based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011, as reported by the Issuer in its Q3 Quarterly Report.

CUSIP No. 378981104	Schedule 13D	Page 5 of 16 Pages

1.	NAME OF REPORTING PERSON: PROVIDENCE EQUITY GP VI INTERNATIONAL L.P. (IRS Identification No.: 20-8418961)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	33,984,894 (See Items 4, 5 and 6)(1)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	33,984,894 (See Items 4, 5 and 6)(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,984,894 (See Items 4, 5 and 6)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		44.4% (1)
14.	TYPE OF REPORTING PERSON:		PN

(1) The number of shares included on this Amendment includes 13,460,624 shares of Common Stock owned directly by EGS Dutchco and 20,524,270 shares of Common Stock owned directly by NewBridge.  As a result of the Stockholders Agreement (as described in Item 6 of the Schedule 13D), the Reporting Persons may be deemed to be a member of a “group” for purposes of Section 13(d) of the Act with Ares.  The Reporting Persons disclaim beneficial ownership as a “group” with Ares and disclaim beneficial ownership of the 36,085,134 shares of Common Stock reported on the Ares Schedule 13D as beneficially owned by Ares, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  EGS Dutcho, NewBridge and Ares in the aggregate beneficially own 70,070,028 shares of Common Stock representing approximately 91.6% of the outstanding Common Stock. The percentage of class is calculated based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011, as reported by the Issuer in its Q3 Quarterly Report.

CUSIP No. 378981104	Schedule 13D	Page 6 of 16 Pages

1.	NAME OF REPORTING PERSON: PEP VI INTERNATIONAL LTD. (IRS Identification No.: 20-8418823)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	33,984,894 (See Items 4, 5 and 6)(1)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	33,984,894 (See Items 4, 5 and 6)(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,984,894 (See Items 4, 5 and 6)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		44.4% (1)
14.	TYPE OF REPORTING PERSON:		PN

(1) The number of shares included on this Amendment includes 13,460,624 shares of Common Stock owned directly by EGS Dutchco and 20,524,270 shares of Common Stock owned directly by NewBridge.  As a result of the Stockholders Agreement (as described in Item 6 of the Schedule 13D), the Reporting Persons may be deemed to be a member of a “group” for purposes of Section 13(d) of the Act with Ares.  The Reporting Persons disclaim beneficial ownership as a “group” with Ares and disclaim beneficial ownership of the 36,085,134 shares of Common Stock reported on the Ares Schedule 13D as beneficially owned by Ares, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  EGS Dutcho, NewBridge and Ares in the aggregate beneficially own 70,070,028 shares of Common Stock representing approximately 91.6% of the outstanding Common Stock. The percentage of class is calculated based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011, as reported by the Issuer in its Q3 Quarterly Report.

CUSIP No. 378981104	Schedule 13D	Page 7 of 16 Pages

1.	NAME OF REPORTING PERSON: AYALA CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		REPUBLIC OF THE PHILIPPINES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	33,984,894 (See Items 4, 5 and 6)(1)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	33,984,894 (See Items 4, 5 and 6)(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,984,894 (See Items 4, 5 and 6)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			[X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		44.4% (1)
14.	TYPE OF REPORTING PERSON:		HC
(1) The number of shares included on this Amendment includes 13,460,624 shares of Common Stock owned directly by EGS Dutchco and 20,524,270 shares of Common Stock owned directly by NewBridge.  As a result of the Stockholders Agreement (as described in Item 6 of the Schedule 13D), the Reporting Persons may be deemed to be a member of a “group” for purposes of Section 13(d) of the Act with Ares.  The Reporting Persons disclaim beneficial ownership as a “group” with Ares and disclaim beneficial ownership of the 36,085,134 shares of Common Stock reported on the Ares Schedule 13D as beneficially owned by Ares, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  EGS Dutcho, NewBridge and Ares in the aggregate beneficially own 70,070,028 shares of Common Stock representing approximately 91.6% of the outstanding Common Stock. The percentage of class is calculated based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011, as reported by the Issuer in its Q3 Quarterly Report.

CUSIP No. 378981104	Schedule 13D	Page 8 of 16 Pages

1.	NAME OF REPORTING PERSON: AZALEA INTERNATIONAL VENTURE PARTNERS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0- (See Item 5)
	8.	SHARED VOTING POWER:	33,984,894 (See Items 4, 5 and 6)(1)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	33,984,894 (See Items 4, 5 and 6)(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,984,894 (See Items 4, 5 and 6)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		44.4% (1)
14.	TYPE OF REPORTING PERSON:		HC

(1) The number of shares included on this Amendment includes 13,460,624 shares of Common Stock owned directly by EGS Dutchco and 20,524,270 shares of Common Stock owned directly by NewBridge.  As a result of the Stockholders Agreement (as described in Item 6 of the Schedule 13D), the Reporting Persons may be deemed to be a member of a “group” for purposes of Section 13(d) of the Act with Ares.  The Reporting Persons disclaim beneficial ownership as a “group” with Ares and disclaim beneficial ownership of the 36,085,134 shares of Common Stock reported on the Ares Schedule 13D as beneficially owned by Ares, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  EGS Dutcho, NewBridge and Ares in the aggregate beneficially own 70,070,028 shares of Common Stock representing approximately 91.6% of the outstanding Common Stock. The percentage of class is calculated based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011, as reported by the Issuer in its Q3 Quarterly Report.

CUSIP No. 378981104	Schedule 13D	Page 9 of 16 Pages

1.	NAME OF REPORTING PERSON: LIVEIT INVESTMENTS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	33,984,894 (See Items 4, 5 and 6)(1)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	33,984,894 (See Items 4, 5 and 6)(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,984,894 (See Items 4, 5 and 6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		44.4% (1)
14.	TYPE OF REPORTING PERSON:		HC

(1) The number of shares included on this Amendment includes 13,460,624 shares of Common Stock owned directly by EGS Dutchco and 20,524,270 shares of Common Stock owned directly by NewBridge.  As a result of the Stockholders Agreement (as described in Item 6 of the Schedule 13D), the Reporting Persons may be deemed to be a member of a “group” for purposes of Section 13(d) of the Act with Ares.  The Reporting Persons disclaim beneficial ownership as a “group” with Ares and disclaim beneficial ownership of the 36,085,134 shares of Common Stock reported on the Ares Schedule 13D as beneficially owned by Ares, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  EGS Dutcho, NewBridge and Ares in the aggregate beneficially own 70,070,028 shares of Common Stock representing approximately 91.6% of the outstanding Common Stock. The percentage of class is calculated based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011, as reported by the Issuer in its Q3 Quarterly Report.

CUSIP No. 378981104	Schedule 13D	Page 10 of 16 Pages

1.	NAME OF REPORTING PERSON: NEWBRIDGE INTERNATIONAL INVESTMENTS LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	33,984,894 (See Items 4, 5 and 6)(1)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	33,984,894 (See Items 4, 5 and 6)(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,984,894 (See Items 4, 5 and 6)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		Not applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		44.4% (1)
14.	TYPE OF REPORTING PERSON:		HC

(1) The number of shares included on this Amendment includes 13,460,624 shares of Common Stock owned directly by EGS Dutchco and 20,524,270 shares of Common Stock owned directly by NewBridge.  As a result of the Stockholders Agreement (as described in Item 6 of the Schedule 13D), the Reporting Persons may be deemed to be a member of a “group” for purposes of Section 13(d) of the Act with Ares.  The Reporting Persons disclaim beneficial ownership as a “group” with Ares and disclaim beneficial ownership of the 36,085,134 shares of Common Stock reported on the Ares Schedule 13D as beneficially owned by Ares, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.  EGS Dutcho, NewBridge and Ares in the aggregate beneficially own 70,070,028 shares of Common Stock representing approximately 91.6% of the outstanding Common Stock. The percentage of class is calculated based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011, as reported by the Issuer in its Q3 Quarterly Report.

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission (the “Commission”) on October 13, 2009 (the “Schedule 13D”), and is being filed by the Reporting Persons with respect to the common stock, par value $0.001 per share (the “Common Stock”) of Stream Global Services, Inc. (formerly Global BPO Services Corp.), a Delaware corporation (the “Issuer”).

This statement is being jointly filed by (i) EGS Dutchco B.V. (“EGS Dutchco”), (ii) EGS Luxco S.àr.l. (“EGS Luxco”), (iii) Providence Equity Partners VI International L.P. (“Providence VI”), (iv) Providence Equity GP VI International L.P. (“Providence GP”), (v) PEP VI International Ltd. (“PEP VI” and collectively with EGS Dutchco, EGS Luxco, Providence VI and Providence GP, the “Providence Entities”), (vi) Ayala Corporation (“Ayala”), (vii) Azalea International Venture Partners Ltd. (“Azalea”), (viii) LiveIt Investments Limited (“LiveIt”) and (ix) NewBridge International Investment Ltd. (“NewBridge” and collectively with Ayala, Azalea and LiveIt, the “Ayala Entities”). The Ayala Entities and the Providence Entities are sometimes referred to as the “Reporting Persons” and each as a “Reporting Person.”

EGS Dutchco is a Dutch private company with limited liability and a wholly-owned subsidiary of EGS Luxco, a Luxembourg limited liability company, which is a wholly-owned subsidiary of Providence VI, a Cayman Islands exempted limited partnership, whose sole general partner is Providence GP, a Cayman Islands exempted limited partnership, whose sole general partner in turn is PEP VI, a Cayman Islands company with limited liability. Each of the Providence Entities have shared voting and dispositive power over the shares of the Issuer.

NewBridge, a British Virgin Islands company, is a wholly-owned direct subsidiary of LiveIt, a British Virgin Islands company, which is a wholly-owned direct subsidiary of Azalea, a British Virgin Islands company, which is a wholly-owned direct subsidiary of Ayala, a Philippines corporation.

For purposes of disclosing the number of shares beneficially owned by each of the Providence Entities, PEP VI, Providence GP, Providence VI and EGS Luxco may be deemed to beneficially own all of the Common Stock that is owned directly by EGS Dutchco. However, each of PEP VI, Providence GP, Providence VI and EGS Luxco, along with the individuals on Exhibit 1 to this Amendment, disclaim beneficial ownership of the Common Stock owned by EGS Dutchco. For purposes of disclosing the number of shares beneficially owned by each of the Ayala Entities, Ayala, LiveIt, and Azalea may be deemed to beneficially own all of the Common Stock that is owned directly by NewBridge. However, each of Ayala, LiveIt, and Azalea, along with the individuals on Exhibit 1 to this Amendment, disclaim beneficial ownership of the Common Stock owned by NewBridge.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (c)

This statement on Schedule 13D is being jointly filed by the Reporting Persons.

The principal office and business address of EGS Dutchco is Fred Roeskestraat 123, 1076 EE, Amsterdam, The Netherlands. The principal office and business address of EGS Luxco is 31, Boulevard Prince Henri, L-1724 Luxembourg. The principal business address of each of the other Providence Entities is c/o Providence Equity Partners, Inc., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.

The name, business address, present principal occupation or employment, principal business address and citizenship of each director and executive officer of the Providence Entities are set forth in the attached Exhibit 1.

The principal office and business address of each of the Ayala Entities is c/o Ayala Corporation, 33/F Tower One, Ayala Triangle, Ayala Avenue, Makati City, Metro Manila, Philippines, 1226.

The name, business address, present principal occupation or employment, principal business address and citizenship of each director and executive officer of the Ayala Entities are set forth in the attached Exhibit 1 .

(d)            During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their respective officers and directors set forth on the attached Exhibit 1, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their respective officers and directors set forth on the attached Exhibit 1, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Information regarding source and amount of funds to be used in the Merger (as defined below) is described in Item 4 below and incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

As of November 7, 2011, the Reporting Persons are contemplating effectuating a transaction with Ares pursuant to which each of EGS Dutchco, NewBridge and Ares would contribute all of the shares of Common Stock it owns to a newly-formed Delaware corporation (“Parent”), pursuant to a Contribution and Exchange Agreement (the “Contribution”).  After giving effect to the Contribution, Parent would own approximately 91.6% of the total issued and outstanding shares of Common Stock of the Issuer (based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 filed with the Commission on November 2, 2011).

Promptly following the Contribution, it is contemplated that Parent would, directly or indirectly, through one or more of its subsidiaries, conduct a “short-form” merger (the “Merger”) with and into the Issuer under Section 253 (“Section 253”) of the General Corporation Law of the State of Delaware, with the Issuer surviving the Merger.  Pursuant to the Merger, each share of Common Stock (other than shares of Common Stock held by the Issuer or directly or indirectly by Parent or by stockholders who properly perfect appraisal rights under Delaware law) would be converted into the right to receive $3.25 in cash (the “Merger Consdieration”). If it determines to consummate the transactions described above, Parent would be authorized under Section 253 to effect the Merger without the approval of the Issuer’s board of directors or stockholders.  Upon consummation of the Merger, the Issuer’s stockholders (as of immediately prior to the Merger) would no longer hold stock in the Issuer.  Under Delaware law, the exclusive remedy for minority stockholders who object to a short-form merger is appraisal rights (subject to their compliance with the applicable appraisal procedures under Delaware law), absent fraud or illegality.  It is contemplated that, subsequent to the Merger, Parent would cause the Issuer to delist the shares from trading on the NYSE Amex and terminate the registration of the shares of Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

EGS Dutchco, NewBridge and Ares intend to use either, or a combination of, proceeds from existing debt facilities or new equity or debt proceeds from third parties or affiliates of the Issuer to fund the transaction.

As a result of the Stockholders Agreement (as described in Item 6 of the Schedule 13D), the Reporting Persons may be deemed to be members of a group for purposes of Section 13(d) of the Act.  The Reporting Persons disclaim beneficial ownership of the 36,085,134 shares of Common Stock reported as beneficially owned by Ares on the Ares Schedule 13D, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on the cover pages hereto.

The Providence Entities and the Ayala Entities each review on a continuing basis their investment in the Issuer.  Based on such review, the transactions, or any part of the transactions, described above may not be carried out, or may not be carried out in any particular timeframe, at any time for any reason.  In addition, one or more of the Providence Entities, individually or in the aggregate, or the Ayala Entities, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed, such securities, enter into or unwind hedging or other derivative transactions with respect to such securities, pledge their interest in such securities as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, in light of general investment and trading policies of the Providence Entities and the Ayala Entities, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.  These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of the form Schedule 13D promulgated under the Exchange Act.  In addition, from time to time, the Providence Entities and the Ayala Entities and their representatives and advisers may communicate with each other and with other stockholders, industry participants and other interested parties concerning the Issuer.

Item 5.             Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)           Aggregate Number and Percentage of Securities.          See Item 2 of this Amendment and Items 11 and 13 of the cover pages to this Amendment for the aggregate number of shares of Common Stock and the percentage of shares of Common Stock beneficially owned by each of the Providence Entities and the Ayala Entities.  The Providence Entities own 13,460,624 shares of Common Stock and the Ayala Entities own 20,524,270 shares of Common Stock. The Reporting Persons may be deemed to be members of a “group” for purposes of

Section 13(d) of the Act along with Ares.  As reported on the Ares Schedule 13D, Ares has beneficial ownership of 36,085,134 shares of Common Stock or 47.2% of the outstanding Common Stock.

(b)           Power to Vote and Dispose.          See Items 7-10 of the cover pages to this Amendment for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.  See Items 7-10 of the cover pages to the Ares Schedule 13D for the number of shares of Common Stock beneficially owned by Ares and its affiliated entities as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)           Transactions within the past 60 days.         None of the Reporting Persons nor, to the best of their knowledge, any of their respective officers and directors set forth on the attached Exhibit 1, has effected any transaction related to the Common Stock during the past 60 days.

(d)           Certain Rights of Other Persons.                                                                Not applicable.

(e)           Date Ceased to be a 5% Owner.                                                                Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is supplemented by the information provided in Item 4 of this Amendment and is incorporated herein by reference.

The warrant participation rights described in the Schedule 13D expired on October 17, 2011, the expiration date of the Public Warrants.

Item 7.             Material to be Filed as Exhibits.

Exhibit No.	Description	Location
Exhibit 1	Directors and Officers	Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 7, 2011

EGS DUTCHCO B.V.

By:	/s/ Siniša Krnic
	Name:	Siniša Krnic
	Title:	Director

EGS LUXCO S.ÀR.L.

By:	/s/ Siniša Krnic
	Name:	Siniša Krnic
	Title:	Director

PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P. By: Providence Equity GP VI International L.P., its sole general partner By: PEP VI International Ltd., its sole general partner

By:	/s/ Robert S. Hull
	Name:	Robert S. Hull
	Title:	Secretary, Treasurer and Chief Financial Officer

PROVIDENCE EQUITY GP VI INTERNATIONAL L.P. By: PEP VI International Ltd., its sole general partner

By:	/s/ Robert S. Hull
	Name:	Robert S. Hull
	Title:	Secretary, Treasurer and Chief Financial Officer

PEP VI INTERNATIONAL LTD.

By:	/s/ Robert S. Hull
	Name:	Robert S. Hull
	Title:	Secretary, Treasurer and Chief Financial Officer

AYALA CORPORATION

By:	/s/ Alfredo I. Ayala
	Name:	Alfredo I. Ayala
	Title:	Managing Director

AZALEA INTERNATIONAL VENTURE PARTNERS LIMITED

By:	/s/ Alfredo I. Ayala
	Name:	Alfredo I. Ayala
	Title:	Authorized Signatory

LIVEIT INVESTMENTS LIMITED

By:	/s/ Alfredo I. Ayala
	Name:	Alfredo I. Ayala
	Title:	Chief Executive Officer

NEWBRIDGE INTERNATIONAL INVESTMENT LTD.

By:	/s/ Alfredo I. Ayala
	Name:	Alfredo I. Ayala
	Title:	Director